PROSPECTUS SUPPLEMENT (To prospectus dated November 26, 2003)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-109802

4,000,000 Units

Merrill Lynch & Co., Inc.

Long Short NotesSM

Linked to the Select Sector Basket/Nasdaq-100®

Long Short Index due August 1, 2005

$10 original public offering price per Unit

The Notes:

•   Senior unsecured debt securities of Merrill Lynch & Co., Inc.

•   No payments prior to maturity.

•   Linked to the value of the Select Sector Basket/Nasdaq-100 Long Short Index (the “Composite Index”), which is designed to provide exposure to the performance of several equity sector indices and the Nasdaq-100 Index, as described herein.

•  The Composite Index reflects a leveraged long position equal to 150% of the Starting Value of the Composite Index (which equals 100), distributed initially on an equally weighted basis (i.e., 30% per index), over a basket of five sector indices listed below (collectively, the “Select Sector Basket”) and a short position in the Nasdaq-100 Index equal to 50% of the Starting Value of the Composite Index. The Select Sector Basket is composed of the following five sector indices: the Consumer Staples Select Sector Index, the Energy Select Sector Index, the Health Care Select Sector Index, the Industrial Select Sector Index and the Utilities Select Sector Index. The Composite Index does not take into account the dividends paid, if any, on any of the stocks included in either the Select Sector Basket or the Nasdaq-100 Index.

•  Increases in the value of the Select Sector Basket (i.e., a net increase in the value of the five indices comprising the Select Sector Basket) will increase the level of the Composite Index while decreases in the value of the Select Sector Basket will decrease the level of the Composite Index. Conversely, increases in the value of the Nasdaq-100 Index will decrease the level of the Composite Index while decreases in the value of the Nasdaq-100 Index will increase the level of the Composite Index.

•   The Notes will not be listed on any securities exchange.

•   Expected closing date: March 30, 2004.

Payment at maturity:

•   The Notes do not provide for the repayment of a fixed principal amount.

•   At maturity, you will receive a cash amount based upon the percentage change in the level of the Composite Index, which reflects the percentage change in the value of the long positions in the Select Sector Basket and the short position in the Nasdaq-100 Index. If the level of the Composite Index declines over the term of the Notes, you will receive less, and possibly significantly less, than the original public offering price of $10 per Note.

Early redemption:

•   If the closing level of the Composite Index falls below a specified level, the Notes will be redeemed prior to their stated maturity date. If redeemed, we will pay you a cash amount based on the percentage decrease in the level of the Composite Index as described in this prospectus supplement.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page S-8 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$40,000,000
Underwriting fee	$.20	$800,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$39,200,000

Merrill Lynch & Co.

The date of this prospectus supplement is March 24, 2004.

Standard & Poor’s®, Standard & Poor’s 500®, S&P 500®, S&P® and 500 are trademarks of The McGraw Hill Companies and have been licensed for use for certain purposes by Merrill Lynch Capital Services, and Merrill Lynch & Co. is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Standard and Poor’s.

Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq® are trade or service marks of The Nasdaq Stock Market, Inc. and are licensed for use by Merrill Lynch & Co., Inc.

“Long Short Notes” is a service mark of Merrill Lynch & Co., Inc.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Long Short NotesSM Linked to the Select Sector Basket/Nasdaq-100 Long Short Index due August 1, 2005 (the “Notes”). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the Select Sector Basket/Nasdaq-100 Long Short Index (the “Composite Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. Unless redeemed prior to the stated maturity date under the circumstances described herein, the Notes will mature on August 1, 2005. The Notes will be linked to the change in the level of the Composite Index.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this prospectus supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Redemption Amount based on the performance of the Composite Index (as described below) at maturity. We have designed the Notes for investors who are willing to forego periodic interest payments on the Notes (and the repayment of a fixed principal amount) in exchange for the Redemption Amount at maturity or early redemption.

What is the Composite Index?

The Composite Index is designed to provide exposure to the performance of several equity sector indices and the Nasdaq-100 Index (each, an “Index Component”), as described herein. The Composite Index reflects a leveraged long position equal to 150% of the Starting Value, distributed initially on an equally weighted basis (i.e., 30% per index) over a basket of five sector indices listed below (collectively, the “Select Sector Basket”) and a short position in the Nasdaq-100 Index equal to 50% of the Starting Value. Standard & Poor’s publishes the five sector indices comprising the Select Sector Basket, which are as follows: the Consumer Staples Select Sector Index, the Energy Select Sector Index, the Health Care Select Sector Index, the Industrial Select Sector Index and the Utilities Select Sector Index. The Index Components are described in the sections entitled “The Composite Index—Select Sector Basket” and “—Nasdaq-100 Index” in this prospectus supplement. The Composite Index will not take into account the dividends paid, if any, on any of the stocks included in either the Select Sector Basket or the Nasdaq-100 Index.

Each Index Component has been assigned a weighting and such weighting will reflect the relative contribution that Index Component will make to the level of the Composite Index. A positive weighting indicates that the Composite Index is long a particular Index Component. A negative weighting indicates that the Composite Index is short a particular Index Component. The weightings are disclosed in the section entitled “The Composite Index” in this prospectus supplement.

The level of the Composite Index was set to 100.00 on the date the Notes were priced for initial sale to the public (the “Pricing Date”).

A fixed factor (the “Multiplier”) was determined for each Index Component on the Pricing

Date. The Multipliers can be used to calculate the level of the Composite Index on any given day by summing the products of each Index Component and its designated Multiplier, as described in this prospectus supplement. The Multipliers for each Index Component are listed in the section entitled “The Composite Index” in this prospectus supplement.

The Notes are debt obligations of ML&Co. and an investment in the Notes does not entitle you to any ownership interest in the stocks included in the Index Components (collectively, the “Component Stocks”).

How has the Composite Index performed historically?

The Composite Index did not exist prior to the Pricing Date. We have, however, included a table showing hypothetical monthly historical levels of the Composite Index for each month from June 1998 to February 2004 based upon the Multiplier for each Index Component and historical values of each Index Component. In addition, we have included tables showing the historical monthly values of each of the Index Components for each month from June 1998 to February 2004. These tables are included in the section entitled “The Composite Index” in this prospectus supplement.

We have provided this hypothetical historical and historical information to help you evaluate the behavior of the Composite Index in various economic environments; however, this past performance is not indicative of how the Composite Index will perform in the future.

Any prospective purchaser of the Notes should undertake an independent investigation of the Index Components as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the Composite Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Who determines the level of Composite Index?

MLPF&S (the “calculation agent”) will calculate the level of the Composite Index as described in the section entitled “The Composite Index” in this prospectus supplement.

What form will the Notes take?

A Unit will represent a single Note with an original public offering price of $10.00 (a “Unit”). You may transfer the Notes only in whole Units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

What will I receive upon maturity of the Notes?

At maturity, you will receive a cash payment on the Notes equal to the “Redemption Amount”.

The “Redemption Amount” per Unit will equal:

$10.00 ×	(	Ending Value	)
Starting Value

but will not be less than zero.

The “Starting Value” equals 100.00, the value of the Composite Index as set on the Pricing Date.

For purposes of determining the Redemption Amount, the “Ending Value” means the average, arithmetic mean, of the levels of the Composite Index at the close of the market on five business days shortly before the maturity of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the maturity date of the Notes, there is a disruption in the publication of one or more of the Index Components, as described herein.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this prospectus supplement.

How does the early redemption feature work?

If on any date the closing level of the Composite Index is equal to or less than 50.00, the Notes will be redeemed on the fifth Business Day following such date (the “Early Redemption Date”). If this redemption event is triggered, we will pay you on the Early Redemption Date a cash payment per Note equal to the Redemption Amount, as described above; provided, however, for purposes of calculating the Redemption Amount, the Ending Value will equal the average of the closing levels of the Composite Index on the two Business Days immediately succeeding the date the closing level of the Composite Index was less than or equal to 50.00. In no event will the amount payable on the Early Redemption Date be less than zero.

Examples

Here are six examples of Redemption Amount calculations. You should note the following:

•	The Starting Value of the Composite Index is 100.00 and the starting values of the Index Components are the closing values of the Consumer Staples Select Sector Index, the Energy Select Sector Index, the Health Care Select Sector Index, the Industrial Select Sector Index, the Utilities Select Sector Index (collectively comprising the Select Sector Basket) and the Nasdaq-100 Index as observed on the Pricing Date and set forth in the table below. The Multipliers were determined based upon these values and used for the calculation of the hypothetical Ending Value in each example, as described in the section entitled “The Composite Index” in this prospectus supplement.

•	We have assumed any change in the value of the Select Sector Basket is attributable to an equal change in each of the five Index Components comprising the Select Sector Basket. You should be aware, however, that there may be no correlation among the values of the five Index Components comprising the Select Sector Basket and that an increase in any particular Index Component comprising the Select Sector Basket does not assure there will be an increase in any other Index Component comprising the Select Sector Basket, and, conversely, a decrease in any particular Index Component comprising the Select Sector Basket does not assure there will be a decrease in any other Index Component comprising the Select Sector Basket.

•	We have assumed the closing level of the Composite Index is not equal to or less than 50.00 on any date during the term of the Notes. If on any date the closing level of the Composite Index is equal to or less than 50.00, the Notes will be redeemed early as described in the section entitled “Description of the Notes—Redemption Event” in this prospectus supplement. In such an event, your investment in the Notes should be expected to result in a significant loss to you. See “Risk Factors—Your investment may result in a loss” in this prospectus supplement.

For each Index Component, the following table sets forth the starting value, the Multiplier and the hypothetical closing value used to calculate the level of the Composite Index and the Redemption Amount in each of the examples below.

	Starting Value	Multiplier	Hypothetical Closing Values
Index			Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Consumer Staples Select Sector	222.56	0.134795111	233.69	233.69	233.69	211.43	211.43	211.43
Energy Select Sector	282.98	0.106014559	297.13	297.13	297.13	268.83	268.83	268.83
Health Care Select Sector	292.47	0.102574623	307.09	307.09	307.09	277.85	277.85	277.85
Industrial Select Sector	255.01	0.117642445	267.76	267.76	267.76	242.26	242.26	242.26
Utilities Select Sector	241.98	0.123977188	254.08	254.08	254.08	229.88	229.88	229.88
Nasdaq-100	1,381.86	–0.036183116	1,450.95	1,616.78	1,312.77	1,450.95	1,312.77	1,146.94

Composite Index	100.00	—	105.00	99.00	110.00	90.00	95.00	101.00

Redemption Amount Per Unit			$10.50	$9.90	$11.00	$9.00	$9.50	$10.10

Example 1—At maturity, the value of each of the five Index Components comprising the Select Sector Basket has increased by 5% as set forth in the table above, the value of the Nasdaq-100 Index has increased by 5% as set forth in the table above and the level of Composite Index is above the Starting Value:

Redemption Amount (per Unit)	=	$10	×	(105.00)	=	$10.50
100.00

Total payment at maturity (per Unit) = $10.50

Example 2—At maturity, the value of each of the five Index Components comprising the Select Sector Basket has increased by 5% as set forth in the table above, the value of the Nasdaq-100 Index has increased by 17% as set forth in the table above and the level of Composite Index is below the Starting Value:

Redemption Amount (per Unit)	=	$10	×	(99.00)	=	$9.90
100.00

Total payment at maturity (per Unit) = $9.90

Example 3—At maturity, the value of each of the five Index Components comprising the Select Sector Basket has increased by 5% as set forth in the table above, the value of the Nasdaq-100 Index has decreased by 5% as set forth in the table above and the level of Composite Index is above the Starting Value:

Redemption Amount (per Unit)	=	$10	×	(110.00)	=	$11.00
100.00

Total payment at maturity (per Unit) = $11.00

Example 4—At maturity, the value of each of the five Index Components comprising the Select Sector Basket has decreased by 5% as set forth in the table above, the value of the Nasdaq-100 Index has increased by 5% as set forth in the table above and the level of Composite Index is below the Starting Value:

Redemption Amount (per Unit)	=	$10	×	(90.00)	=	$9.00
100.00

Total payment at maturity (per Unit) = $9.00

Example 5—At maturity, the value of each of the five Index Components comprising the Select Sector Basket has decreased by 5% as set forth in the table above, the value of the Nasdaq-100 Index has decreased by 5% as set forth in the table above and the level of Composite Index is below the Starting Value:

Redemption Amount (per Unit)	=	$10	×	(95.00)	=	$9.50
100.00

Total payment at maturity (per Unit) = $9.50

Example 6—At maturity, the value of each of the five Index Components comprising the Select Sector Basket has decreased by 5% as set forth in the table above, the value of the Nasdaq-100 Index has decreased by 17% as set forth in the table above and the level of Composite Index is above the Starting Value:

Redemption Amount (per Unit)	=	$10	×	(101.00)	=	$10.10
100.00

Total payment at maturity (per Unit) = $10.10

What about taxes?

The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. hereby agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Composite Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale, redemption or other disposition of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this prospectus supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price you receive for your Notes upon any sale prior to maturity or redemption. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between the status of MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents we have filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

RISK FACTORS

Your investment in the Notes will involve risks. An investment in the Notes involves credit risks which are identical to those related to investments in any other debt obligations of ML&Co., and additional risks which are similar to investing in or shorting, as applicable, each Component Stock. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes at maturity. The payment on the Notes will depend on the change in the level of the Composite Index. Because the level of the Composite Index is subject to market fluctuations, the amount of cash you receive may be more or less than the original public offering price of your Notes and may be zero. If the applicable Ending Value at maturity is less than the Starting Value, then the amount you receive will be less than the original public offering price of each Note, in which case your investment in the Notes will result in a loss, and possibly a significant loss, to you.

In addition, if on any date the closing level of the Composite Index is equal to or less than 50.00, the Notes will be redeemed early and you will receive, for each Note then owned by you, a cash amount based on the percentage decrease in the level of the Composite Index. This amount will be less than the original public offering price of the Notes and, if you purchased your Notes in the initial distribution, will result in a loss of significant part, if not all, of your initial investment in the Notes.

The value of the Composite Index is expected to affect the trading value of the Notes

The market value of the Notes will depend substantially on the amount by which the Composite Index exceeds or does not exceed the Starting Value. The value of the Notes is related to the Composite Index, and consequently, a sale of the Notes may result in a loss. Additionally, because the trading value and perhaps final return on your Notes is dependent on factors in addition to the Composite Index, such as our credit rating, an increase in the level of the Composite Index will not reduce the other investment risks related to the Notes.

Your yield may be lower than the yield on other debt securities of comparable maturity

The amount we pay you at maturity or upon early redemption may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought other senior non-callable debt securities of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the Component Stocks

The return on your Notes will not reflect the return you would realize if you actually owned the stocks represented by the long positions of the Index Components and sold short the stocks represented by the short position of the Index Component included in the Composite Index. The long positions of the Composite Index do not reflect dividends paid on those stocks because the level of the Composite Index is calculated by reference to the prices of the stocks included in the Index Components without taking into consideration the value of dividends paid on those stocks. The trading value of the Notes and final return on the Notes may also differ from the results of the Composite Index for the reasons discussed below under “Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor”.

The long and short positions of the Index Components will have a substantial effect on the level of the Composite Index, and in turn, the value of the Notes

The Composite Index reflects a leveraged long position in the Select Sector Basket equal to 150% of the Starting Value and a short position in the Nasdaq-100 Index equal to 50% of the Starting Value. The leveraged position offers the potential for significant increases in the level of the Composite Index due to increases in the value of each of the Index Components comprising the Select Sector Basket, but also entails a high degree of risk, including the risk of substantial decreases in the level of the Composite Index if there is a decrease in the value of each of the Index Components comprising the Select Sector Basket. In addition, as a result of the short position, any increases in the value of the Nasdaq-100 Index will adversely affect the level of the Composite Index, and may offset any gains in the level of the Composite Index related to increases in the level of the Select Sector Basket.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by Note holders, it is not required to do so and may cease making such bids at any time. In addition, while we describe in this prospectus supplement how you can calculate the level of the Composite Index from publicly available information, we will not publish the level of the Composite Index during the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Composite Index is expected to affect the trading value of the Notes.    The value of the Notes will depend substantially on the amount by which the Composite Index exceeds or does not exceed the Starting Value. The value of the Notes is related to the Composite Index, and consequently, a sale of the Notes may result in a loss. Additionally, because the trading value and perhaps final return on your Notes is dependent on factors in addition to the Composite Index, such as our credit rating, an increase in the level of the Composite Index will not reduce the other investment risks related to the Notes.

Changes in dividend yields of the Component Stocks are expected to affect the trading value of the Notes.    In general, if dividend yields on the Component Stocks in which there is a long position increase, we expect that the value of the Notes will decrease and, conversely, if dividend yields on the Component Stocks in which there is a long position decrease, we expect that the value of the Notes will increase. In general, if dividend yields on the Component Stocks in which there is a short position decrease, we expect that the value of the Notes will decrease and, conversely, if dividend yields on the Component Stocks in which there is a short position increase, we expect that the value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Composite Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Component Stocks or futures or options contracts on the Component Stocks or the Index Components for our own accounts for business reasons and expect to enter into such transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Component Stocks and, in turn, the value of the Index Components and the Composite Index, in a manner that would be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Component Stocks. Temporary increases or decreases in the market prices of the Component Stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Component Stocks and the Index Components may change subsequent to the Pricing Date, affecting the level of the Composite Index and therefore the market value of the Notes.

Potential conflicts

Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and Redemption Amount. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Composite Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of an Index Component. See the sections entitled “Description of the Notes—Adjustments to the Index Components; Market Disruption Events” and “—Discontinuance of an Index Component” in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the Note holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Uncertain tax consequences

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on August 1, 2005.

While at maturity a beneficial owner of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment at Maturity” in this prospectus supplement.

The Notes are not subject to redemption by ML&Co. at our option before the stated maturity date except as described below under the section entitled “Redemption Event”. If an Event of Default occurs with respect to the Notes, beneficial owners of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole Units each with an original public offering price of $10 per Unit. You may transfer the Notes only in whole Units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment at Maturity

For each Note, the holder will be entitled to receive the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per Unit will be determined by the calculation agent and will equal:

$10.00	×	(	Ending Value	)
Starting Value

but will not be less than zero.

The “Starting Value” was set to 100.00 on the Pricing Date.

For the purpose of determining the Redemption Amount, the “Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing levels of the Composite Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing levels of the Composite Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Composite Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Composite Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which each of the Index Components or any successor index is calculated and published.

All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for a range of hypothetical average closing levels of the Composite Index:

•	the percentage change from the Starting Value to the hypothetical average closing level,

•	the total amount payable at maturity for each Unit of the Notes,

•	the total rate of return to beneficial owners of the Notes,

•	the pretax annualized rate of return to beneficial owners of the Notes, and

•	the pretax annualized rate of return of an investment in the applicable long and short positions in the Component Stocks, which includes an assumed aggregate dividend yield for the stocks underlying the Index Components, as more fully described in the notes to the table below.

Hypothetical average closing level during the calculation period	Percentage change from the Starting Value to the average closing level	Total amount payable at maturity per Unit of the Notes	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of stocks included in the Composite Index (1)(2)
60.00	–40%	$ 6.00	–40.00%	–34.71%	–28.49%
70.00	–30%	$ 7.00	–30.00%	–24.93%	–20.48%
80.00	–20%	$ 8.00	–20.00%	–15.98%	–12.57%
90.00	–10%	$ 9.00	–10.00%	–7.71%	–4.74%
100.00(3)	0%	$10.00	0.00%	0.00%	3.04%
110.00	10%	$11.00	10.00%	7.24%	10.76%
120.00	20%	$12.00	20.00%	14.08%	18.46%
130.00	30%	$13.00	30.00%	20.57%	26.13%
140.00	40%	$14.00	40.00%	26.76%	33.79%

(1)	The annualized rates of return are calculated on a semiannual bond equivalent basis.

(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the long stock positions and the short stock positions which results in an aggregate percentage change that equals the percentage change in the Composite Index from the Starting Value to the relevant hypothetical average closing level;
(b)	a constant dividend yield of 1.69% per annum for the stocks included in the Consumer Staples Select Sector Index, 1.98% for the stocks included in the Energy Select Sector Index, 1.46% for the stocks included in the Health Care Select Sector Index, 1.66% for the stocks included in the Industrial Select Sector Index, 3.59% for the stocks included in the Utilities Select Sector Index and 0.20% for the stocks included in the Nasdaq-100 Index, paid quarterly from the date of initial delivery of the Notes, applied to the value of the Index Components (dividends paid on stocks included in the Nasdaq-100 Index will decrease this rate of return while dividends paid on stocks included in the Select Sector Basket will increase this rate of return) at the end of each quarter assuming the aggregate dividends payable increases or decreases linearly from the value of such Index Component on the Pricing Date to the percentage change required to arrive at the applicable hypothetical average closing level;
(c)	no transaction fees or expenses or margin charges; and
(d)	an investment term from March 30, 2004 to August 1, 2005.

(3)	This is the Starting Value.

The above figures are for purposes of illustration only. The actual Redemption Amount, received by you, if any, and the resulting total and pretax annualized rate of return will depend on the actual Ending Value determined by the calculation agent as described in this prospectus supplement.

Redemption Event

If on any date the closing level of the Composite Index is equal to or less than 50.00, the Notes will be redeemed on the fifth Business Day following such date (the “Early Redemption Date”). If this redemption event is triggered, we will pay you on the Early Redemption Date a cash payment per Note equal to the Redemption Amount, as described above under “—Payment at Maturity”; provided, however, the Ending Value shall be equal to the average of the closing levels of the Composite Index on the two Index Business Days immediately succeeding the date the closing level of the Composite Index was less than or equal to 50.00, provided that if a Market Disruption Event occurs on either date and if there is only one Calculation Day, then the Ending Value will be determined using the closing level of the Composite Index on such Calculation Day. If a Market Disruption Event occurs on both dates, the Ending Value will be determined using the closing level of the Composite Index on the second Index Business Day following the date the closing level of the Composite Index was less than or equal to 50.00, regardless of the occurrence of a Market Disruption Event on such date. In no event will the amount payable on the Early Redemption Date be less than zero.

Adjustments to the Index Components; Market Disruption Events

If at any time either Standard & Poor’s (“S&P”) or The Nasdaq Stock Market, Inc. (“Nasdaq”) (each a “Component Publisher”) makes a material change in the formula for or the method of calculating its respective Index Components or Index Component, or in any other way materially modifies an Index Component so that the Index Component does not, in the opinion of the calculation agent, fairly represent the value of the Index Component had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing level of the Composite Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to each Index Component as if those changes or modifications had not been made, and calculate the closing value with reference to the Index Component, as so adjusted. Accordingly, if the method of calculating the Index Component is modified so that the value of the Index Component is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index Component in order to arrive at a value of the Index Component as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Select Sector Basket or the Nasdaq-100 Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to an Index Component, or any successor index, which are traded on any major U.S. exchange.

For the purpose of the above definition:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(2)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material”.

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the Index Components are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the Composite Index

If either Component Publisher discontinues publication of its respective Index Components and the Component Publisher or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to its respective Index Component (a “successor index”), then, upon the calculation agent’s notification of any determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the Component Publisher or any other entity for the Index Component and calculate the closing value as described above under “—Payment at Maturity”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

In the event that a Component Publisher discontinues publication of an Index Component and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published on any of the Calculation Days,

the calculation agent will compute a substitute value for the Index Component in accordance with the procedures last used to calculate the Index Component before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index Component as described below, the successor index or value will be used as a substitute for the Index Component for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If a Component Publisher discontinues publication of an Index Component before the period during which the Redemption Amount is to be determined and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value, or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal (the “WSJ”) or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the Nasdaq National Market and the AMEX are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of an Index Component may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each Unit, will be equal to the Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Notes. See the section entitled “—Payment at Maturity” in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the original public offering price of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding was the maturity date of the Notes.

In case of default in payment of the Notes, whether at their stated maturity, Early Redemption Date or acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of 1.10% per year to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE COMPOSITE INDEX

Composite Index

The Composite Index is designed to allow investors to participate in the percentage change in the value of leveraged long positions in the Consumer Staples Select Sector Index, the Energy Select Sector Index, the Health Care Select Sector Index, the Industrial Select Sector Index and the Utilities Select Sector Index (together, the “Select Sector Basket”), and a short position in the Nasdaq-100 Index, the six indices composing the Composite Index (each, an “Index Component”), over the term of the Notes. Each of the Index Components is described, respectively, in the sections entitled “—Select Sector Basket” and “—Nasdaq-100 Index” below. Each Index Component has been assigned a weighting and such weighting reflects the relative contribution that Index Component will make to the level of the Composite Index. A positive weighting indicates that the Composite Index is long a particular Index Component. A negative weighting indicates that the Composite Index is short a particular Index Component. The weightings for each Index Component are disclosed below.

The publishers that calculate and publish each of the Index Components (the “Component Publishers”) have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of beneficial owners of the Notes into consideration for any reason. The Component Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by beneficial owners of the Notes.

The Component Publishers are under no obligation to continue the calculation and dissemination of any of the Index Components. The Notes are not sponsored, endorsed, sold or promoted by the Component Publishers. No inference should be drawn from the information contained in this prospectus supplement that the Component Publishers make any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Index Components or the Composite Index to track general stock market performance.

Determination of the Multiplier for each Index Component

A fixed factor (the “Multiplier”) was determined for each Index Component based upon the weighting of each Index Component. The Multiplier for each Index Component was calculated on the Pricing Date and equals:

•	the weighting for the Index Component multiplied by 100, divided by

•	the most recent available closing value of the Index Component.

The Multipliers were calculated in this way so that the Composite Index equaled 100.00 on the Pricing Date. The Multipliers will not be revised, except that the calculation agent may in its good faith judgment adjust the Multiplier of any Index Component in the event such Index Component is changed or modified in a manner that does not, in the opinion of the calculation agent, fairly represent the value of such Index Component had those changes or modifications not been made.

The Multipliers for each Index Component are listed under “—Computation of the Composite Index” below.

Computation of the Composite Index

The calculation agent calculates the closing level of the Composite Index by summing the products of the most recently available closing value of each Index Component on a Calculation Day and the Multiplier applicable to each Index Component. If a scheduled Calculation Day is not an Index Business Day or a Market Disruption Event (as defined below) occurs or is continuing on such day, the next scheduled Index Business Day immediately following such day will be the Calculation Day, regardless of whether a Market Disruption Event occurs or is continuing on such day. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent manifest error, will be conclusive for all purposes and binding on ML&Co. and beneficial owners of the Notes.

The level of the Composite Index will vary based on the appreciation or depreciation of each Index Component and on whether there is a long or short position in that Index Component. For the Index Component in which there is a long position, any appreciation in that Index Component will result in an increase in the level of the Composite Index. Conversely, any depreciation in that Index Component in which there is a long position will result in a decrease in the level of the Composite Index. For the Index Component in which there is a short position, any depreciation in that Index Component will result in an increase in the level of the Composite Index. Conversely, any appreciation in that Index Component in which there is a short position will result in a decrease in the level of the Composite Index. On the Pricing Date, for each Index Component, the weight, initial closing value, Multiplier and initial Composite Index level for each Index Component were as follows:

Index Components	Symbol	Weight	Closing Value (1)	Multiplier (2)	Composite Index Points
Consumer Staples Select Sector Index	IXR	30%	222.56	0.134795111	30
Energy Select Sector Index	IXE	30%	282.98	0.106014559	30
Health Care Select Sector Index	IXV	30%	292.47	0.102574623	30
Industrial Select Sector Index	IXI	30%	255.01	0.117642445	30
Utilities Select Sector Index	IXU	30%	241.98	0.123977188	30
Nasdaq-100 Index	NDX	-50%(3)	1,381.86	-0.036183116	-50
			Starting Value:		100

(1)	This is the closing value of the Index Component on the Pricing Date.
(2)	The Multiplier equals weight multiplied by 100, and then divided by the applicable closing value on the Pricing Date.
(3)	This figure represents a short position in the Index Component.

Hypothetical Historical Data on the Composite Index

The Composite Index did not exist prior to the Pricing Date. We have, however, included a table showing monthly hypothetical historical levels of the Composite Index for each month (the “Hypothetical Historical Month-End Closing Level”) from June 1998 to February 2004 based upon the applicable Multiplier for each Index Component, calculated as of the Pricing Date. The historical values of the Index Components used to calculate this hypothetical historical data can be found in the sections “—The Select Sector Basket” and “—Nasdaq-100 Index” below. All Hypothetical Historical Month-End Closing Levels presented in the following table were calculated by the calculation agent.

The Hypothetical Historical Month-End Closing Levels have been calculated hypothetically on the same basis that the Composite Index will be calculated. The value of the Composite Index was set to 100 on the Pricing Date and the Multipliers are used to provide an illustration of past movements of the Hypothetical Historical Month-End Closing Levels only. You should understand we have provided this historical information to help you evaluate the behavior of the Composite Index in various economic environments. These Hypothetical Historical Month-End Closing Levels are not necessarily indicative of the future performance of the Composite

Index during any period set forth below is not any indication that the Composite Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1998	1999	2000	2001	2002	2003	2004
January		75.47	28.79	82.53	97.73	87.08	98.81
February		80.98	–9.17	104.71	107.60	83.65	103.05
March		76.79	–0.27	107.97	110.99	85.34
April		87.30	26.37	108.56	110.30	87.87
May		86.25	46.35	113.02	112.02	91.98
June	97.86	85.01	27.75	102.69	106.68	93.52
July	91.95	82.32	31.22	107.80	98.20	88.41
August	85.47	75.06	22.63	108.96	100.05	88.44
September	86.21	70.52	45.26	108.03	91.59	89.27
October	92.31	65.84	60.78	100.25	89.19	88.95
November	92.08	52.24	84.52	96.87	87.29	89.71
December	87.54	27.81	95.76	101.36	90.80	97.59

The following graph sets forth the hypothetical historical performance of the Composite Index presented in the table above, based upon the Multipliers set on the Pricing Date. Past movements of the Composite Index are not necessarily indicative of the future Composite Index levels. The Starting Value of the Composite Index was set to 100 on the Pricing Date.

The Select Sector Basket

The Select Sector Basket is comprised of the Consumer Staples Select Sector Index (the “Consumer Index”), the Energy Select Sector Index (the “Energy Index”), the Health Care Select Sector Index (the “Health Care Index”), the Industrial Select Sector Index (the “Industrial Index”) and the Utilities Select Sector Index (the “Utilities Index”). The historical monthly levels of each of the Index Components in the Select Sector Basket for each month from June 1998 to February 2004. The historical data is not indicative of the future performance of any Index Component or the Composite Index.

Description of Consumer Staples Index.    The Consumer Staples Index (IXR) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 and are involved in the development or production of consumer products. Consumer staples include cosmetic and personal care, pharmaceuticals, soft drinks, tobacco, and food products. The Consumer Index, which serves as the benchmark for the Consumer Staples Select Sector SPDR Fund (XLP), was established with a value of 250.00 on June 30, 1998. Each stock in the S&P 500 is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500.

Month-End Closing Values of the Consumer Index.    The following table sets forth the closing value of the Consumer Index at the end of each month, in the period from June 1998 through February 2004. This historical data on the Consumer Index is not necessarily indicative of the future performance of the Consumer Index or what the value of the Notes may be. Any historical upward or downward trend in the closing value of the Consumer Index during any period set forth below is not any indication that the Consumer Index is more or less likely to decline at any time during the term of the Notes. The closing value of the Consumer Index on the Pricing Date was 222.56.

	1998	1999	2000	2001	2002	2003	2004
January		268.98	231.15	264.82	253.37	192.36	217.50
February		265.13	205.30	266.21	258.31	186.71	229.72
March		265.08	211.85	248.99	260.73	185.59
April		255.64	225.22	252.17	250.92	190.87
May		251.42	240.83	256.30	248.44	199.90
June	250.00	256.67	253.07	244.29	222.83	201.24
July	244.87	246.83	242.16	252.84	212.51	200.60
August	217.69	249.05	238.84	250.66	214.55	204.72
September	231.77	226.63	250.36	251.13	198.46	203.10
October	251.93	248.81	266.05	250.28	205.30	212.69
November	264.91	249.76	278.00	259.37	199.25	213.90
December	272.42	230.32	285.80	254.16	199.73	217.69

Description of Energy Index.    The Energy Index (IXE) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 and are involved in the development or production of energy products. Energy companies in the Energy Index develop and produce crude oil and natural gas and provide drilling and other energy related services. Energy Index, which serves as the benchmark for the Energy Select Sector SPDR Fund (XLE), was established with a value of 250.00 on June 30, 1998. Each stock in the S&P 500 is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500.

Month-End Closing Values of the Energy Index.    The following table sets forth the closing value of the Energy Index at the end of each month, in the period from June 1998 through February 2004. This historical data on the Energy Index is not necessarily indicative of the future performance of the Energy Index or what the value of the Notes may be. Any historical upward or downward trend in the closing value of the Energy Index during any period set forth below is not any indication that the Energy Index is more or less likely to decline at any time during the term of the Notes. The closing value of the Energy Index on the Pricing Date was 282.98.

	1998	1999	2000	2001	2002	2003	2004
January		217.61	273.49	322.21	258.20	217.83	283.01
February		216.19	262.42	317.79	267.12	223.37	296.07
March		247.00	293.71	308.77	290.16	224.14
April		282.23	290.46	338.69	278.65	221.97
May		276.85	319.90	334.03	272.59	244.99
June	250.00	281.03	302.25	305.11	263.11	241.28
July	233.68	285.05	294.16	300.86	226.99	232.85
August	203.59	287.99	322.81	286.08	229.43	246.66
September	233.20	275.08	328.73	259.90	212.13	240.88
October	236.41	271.11	319.50	269.46	216.08	243.59
November	234.13	269.89	302.95	254.17	223.75	244.25
December	232.51	272.22	333.38	267.85	223.77	277.26

Description of Health Care Index.    The Health Care Index (IXV) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 and are Health Care firms. Health Care include entertainment and publishing, prepared foods, medical services, lodging and gaming. The Health Care Index, which serves as the benchmark for the Health Care Select Sector SPDR Fund (XLV), was established with a value of 250.00 on June 30, 1998. Each stock in the S&P 500 is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500.

Month-End Closing Values of the Health Care Index.    The following table sets forth the closing value of the Health Care Index at the end of each month, in the period from June 1998 through February 2004. This historical data on the Health Care Index is not necessarily indicative of the future performance of the Health Care Index or what the value of the Notes may be. Any historical upward or downward trend in the closing value of the Health Care Index during any period set forth below is not any indication that the Health Care Index is more or less likely to decline at any time during the term of the Notes. The closing value of the Health Care Index on the Pricing Date was 292.47.

	1998	1999	2000	2001	2002	2003	2004
January		271.43	305.49	294.63	271.14	264.90	310.56
February		272.40	285.17	288.80	279.38	259.60	312.74
March		280.41	311.17	271.11	296.15	268.19
April		293.88	306.19	289.99	295.24	277.12
May		281.76	297.25	299.85	299.04	282.05
June	250.00	295.83	296.53	296.58	275.43	293.77
July	247.31	285.80	291.90	292.03	269.44	289.70
August	204.00	272.47	302.97	275.05	272.29	278.45
September	208.66	269.56	292.07	236.43	254.61	279.68
October	222.75	284.03	296.00	236.32	269.56	281.49
November	240.82	285.77	270.60	265.73	276.38	285.72
December	259.57	312.33	274.47	272.98	266.32	302.04

Description of Industrial Index.    The Industrial Index (IXI) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 and are involved in industrial products and services. Companies in the Industrial Index provide industrial products and services that include electrical equipment, waste management services, and industrial machinery products. The Industrial Select Sector Index, which serves as the benchmark for the Industrial Select Sector SPDR Fund (XLI), was established with a value of 250.00 on June 30, 1998. Each stock in the S&P 500 is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500.

Month-End Closing Values of the Industrial Index.    The following table sets forth the closing value of the Industrial Index at the end of each month, in the period from June 1998 through February 2004. This historical data on the Industrial Index is not necessarily indicative of the future performance of the Industrial Index or what the value of the Notes may be. Any historical upward or downward trend in the closing value of the Industrial Index during any period set forth below is not any indication that the Industrial Index is more or less likely to decline at any time during the term of the Notes. The closing value of the Industrial Index on the Pricing Date was 255.01.

	1998	1999	2000	2001	2002	2003	2004
January		243.35	271.76	313.03	259.62	195.92	270.24
February		244.43	256.83	295.80	266.82	191.66	267.77
March		248.69	290.90	266.07	272.82	193.20
April		286.72	297.96	297.81	253.96	213.01
May		280.91	294.88	307.88	254.33	219.80
June	250.00	296.72	285.46	291.18	238.81	223.63
July	237.57	287.44	286.72	290.24	225.44	231.40
August	205.26	288.57	315.77	277.82	221.26	240.91
September	208.08	286.52	303.79	236.53	195.25	232.93
October	229.72	281.00	314.85	240.40	203.06	248.00
November	236.75	274.02	302.14	265.93	215.90	252.08
December	243.48	296.66	313.98	278.02	206.10	269.16

Description of Utilities Index.    The Utilities Index (IXU) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 and are utilities. Utilities include communication services, electrical power providers, and natural gas distributors. The Utilities Index, which serves as the benchmark for the Utilities Select Sector SPDR Fund (XLU), was established with a value of 250.00 on June 30, 1998. Each stock in the S&P 500 is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500.

Month-End Closing Values of the Utilities Index.    The following table sets forth the closing value of the Utilities Index at the end of each month, in the period from June 1998 through February 2004. This historical data on the Utilities Index is not necessarily indicative of the future performance of the Utilities Index or what the value of the Notes may be. Any historical upward or downward trend in the closing value of the Utilities Index during any period set forth below is not any indication that the Utilities Index is more or less likely to decline at any time during the term of the Notes. The closing value of the Utilities Index on the Pricing Date was 241.98.

	1998	1999	2000	2001	2002	2003	2004
January		295.55	278.31	318.20	273.75	188.79	240.89
February		284.61	244.12	320.71	271.00	178.76	244.52
March		266.74	266.39	318.49	283.73	187.00
April		293.20	284.56	330.78	266.02	202.80
May		295.78	282.88	332.39	264.22	222.76
June	250.00	310.28	272.52	314.24	245.58	224.66
July	247.49	305.40	276.79	311.68	210.84	209.34
August	247.85	288.68	286.56	299.47	217.37	212.29
September	266.54	295.00	323.96	297.05	188.62	221.28
October	274.95	296.86	342.06	280.72	184.53	223.05
November	285.32	288.41	341.34	275.64	188.29	222.23
December	301.12	283.38	334.97	282.80	195.29	236.52

Publisher.    Standard and Poor’s is the publisher of the five indices comprising the Select Sector Basket.

Disclosure Required by S&P.    The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 to track general stock market performance. S&P’s only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes. The stocks included in each Select Sector Index were selected by the index compilation agent in consultation with S&P from the universe of companies represented by the S&P 500 Index. The composition and weighting of the stocks included in each Select Sector Index can be expected to differ from the composition and weighting of stocks included in any similar S&P 500 sector index that is published and disseminated by S&P.

The Nasdaq-100 Index

Description of Nasdaq-100 Index.    The NASDAQ-100 Index includes 100 of the largest domestic and international non-financial companies listed on The NASDAQ Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain financial companies including investment companies.

Month-End Closing Values of the Nasdaq-100 Index.    The following table sets forth the closing value of the Nasdaq-100 Index at the end of each month, in the period from June 1998 through February 2004. This historical data on the Nasdaq-100 Index is not necessarily indicative of the future performance of the Nasdaq-100 Index or what the value of the Notes may be. Any historical upward or downward trend in the closing value of the Nasdaq-100 Index during any period set forth below is not any indication that the Nasdaq-100 Index is more or less likely to decline at any time during the term of the Notes. The closing value of the Nasdaq-100 Index on the Pricing Date was 1,381.86.

	1997	1998	1999	2000	2001	2002	2003	2004
January	921.55	1071.13	2127.19	3570.05	2593.00	1550.17	983.05	1493.08
February	850.46	1194.13	1925.28	4266.94	1908.32	1359.22	1009.74	1470.38
March	797.06	1220.66	2106.39	4397.84	1573.25	1452.81	1018.66
April	874.74	1248.12	2136.39	3773.18	1855.15	1277.07	1106.06
May	958.85	1192.07	2089.70	3324.08	1799.89	1208.34	1197.89
June	957.30	1337.34	2296.77	3763.79	1830.19	1051.41	1201.69
July	1107.03	1377.26	2270.93	3609.35	1683.61	962.11	1276.94
August	1074.17	1140.34	2396.87	4077.59	1469.70	942.38	1341.20
September	1097.17	1345.48	2407.90	3570.61	1168.37	832.52	1303.70
October	1019.62	1400.52	2637.44	3282.30	1364.78	989.54	1416.39
November	1050.51	1557.96	2966.71	2506.54	1596.05	1116.10	1424.25
December	990.80	1836.01	3707.83	2341.70	1577.05	984.36	1467.92

Publisher.    The Nasdaq Stock Market, Inc. is the publisher of the NASDAQ-100 Index.

Disclosure Required by The Nasdaq Stock Market, Inc.    The Notes are not sponsored, endorsed, sold or promoted by, The Nasdaq Stock Market, Inc. (including its affiliates) (the Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the NASDAQ-100 Index® to track general stock market performance. The Corporations’ only relationship to ML&Co. is in the licensing of the NASDAQ-100®, NASDAQ-100 Index®, and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the NASDAQ-100 Index® which is determined, composed and calculated by Nasdaq without regard to ML&Co. or the Notes. Nasdaq has no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculating the NASDAQ-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the Notes for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Composite Index. In the opinion of Tax Counsel, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash at maturity of the Notes, a U.S. Holder will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder held the Note for more than one year at maturity. The deductibility of capital losses is subject to certain limitations.

Sale, Redemption or Disposition of the Notes.    Upon a sale, redemption or other disposition of a Note prior to the maturity of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on such sale, redemption or disposition and such U.S. Holder’s tax basis in the Note so sold, redeemed or disposed of by the U.S. Holder. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”).

If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized at maturity or upon a sale, redemption or other disposition of the Notes would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the Contingent Payment Regulations do not apply to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by such taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to a Note. If Section 1260 of the Code were to apply to a Note in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by such U.S. Holder on the sale, redemption, disposition or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any such gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Composite Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that such non-U.S. Holder complies with applicable certification requirements and that such payments are not effectively connected with a United States trade or business of such non-U.S. Holder. Any capital gain realized upon the sale, redemption or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale, redemption or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States, and such individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan or an individual retirement account or a Keogh Plan (a “plan”) should consider whether an investment in the Notes would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Internal Revenue Code (the “Code”) or would be prohibited given the election not to sell to certain entities subject to ERISA described below.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“similar law arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which the Company, MLPF&S, or certain of their affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is not subject to ERISA and is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that either (1) it is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) it is not subject to ERISA and, with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is subject to any similar laws will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of such laws.

The sale of any Notes to a plan is in no respect a representation by the Company, MLPF&S or any of their respective affiliates that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is otherwise appropriate for plans generally or any particular plan.

EACH PURCHASER OF THE NOTES WILL BE REQUIRED TO REPRESENT AND WARRANT THAT EITHER (A) IT IS NOT, AND IS NOT ACTING ON BEHALF OF, A PLAN SUBJECT TO ERISA OR SECTION 4975 OF THE CODE OR A FOREIGN, GOVERNMENTAL OR CHURCH PLAN WHICH IS SUBJECT TO ANY FOREIGN, FEDERAL, STATE OR LOCAL LAW THAT IS MATERIALLY SIMILAR TO THE PROHIBITED TRANSACTION PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR (B) IT IS NOT, AND IS NOT ACTING ON BEHALF OF, A PLAN SUBJECT TO ERISA, AND ITS PURCHASE AND OWNERSHIP OF NOTES WILL NOT RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 4975 OF THE CODE (OR, IN THE CASE OF A FOREIGN, GOVERNMENTAL OR CHURCH PLAN, A VIOLATION OF ANY MATERIALLY SIMILAR FEDERAL, STATE OR LOCAL LAW).

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $40,000,000 aggregate original public offering price of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering price set forth on the cover page of this prospectus supplement After the initial public offering, the public offering price may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting fee and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to close out a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets) which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	S-14
Calculation Day	S-11
Calculation Period	S-11
Component Stocks	S-4
Composite Index	S-1
Early Redemption Date	S-5
Ending Value	S-4
Index Business Day	S-12
Index Component	S-3
Market Disruption Event	S-13
Multiplier	S-3
Notes	S-1
Pricing Date	S-3
Redemption Amount	S-4
Select Sector Basket	S-1
Starting Value	S-4
successor index	S-14
Unit	S-4

4,000,000 Units

Merrill Lynch & Co., Inc.

Long Short NotesSM

Linked to the Select Sector Basket/Nasdaq-100®

Long Short Index due August 1, 2005

$10 original public offering price per Unit

P R O S P E C T U S S U P P L E M E N T

Merrill Lynch & Co.

March 24, 2004